File No. 70-9905


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 5
                               TO
                            FORM U-1

  APPLICATION/DECLARATION WITH RESPECT TO CERTAIN TRANSACTIONS RELATING TO THE EXTENSION OF AN ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             THE CONNECTICUT LIGHT AND POWER COMPANY
                  CL&P RECEIVABLES CORPORATION
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
(Name of companies filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

     Randy A. Shoop                            Jane P. Seidl
     Treasurer                                 Senior Counsel
     The Connecticut Light and Power Company   Northeast Utilities
     P.O. Box 270                                Service Company
     Hartford, Connecticut  06141-0270         P.O. Box 270
                                               Hartford, Connecticut
                                                 06141-0270

     The Application/Declaration in this File No. 70-9905, as heretofore amended, is hereby further amended by restating paragraph 9 of Item 1 of Amendment No. 3 to read as follows:


     9.   NU currently meets all of the conditions of Rule 53(a),

except for clause (1). At December 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 55.1% of NU's average "consolidated retained earnings," also as defined in Rule

53(a)(1), for the four quarters ended December 31, 2003 ($813.8 million).  With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in NGC, NU's only current EWG or FUCO, in an amount not to exceed $481 million

(representing  83% of its "average consolidated retained

earnings" as of December 31, 1999)  would not have either of the adverse effects set forth in Rule 53(c).  See Northeast

Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000

(the "Rule 53(c) Order").  See also, Northeast Utilities, et

al., Holding Co. Act Release No. 27868, dated June 30, 2004.   NU

continues to assert that its EWG investment in NGC will not

adversely affect the System.


                    [SIGNATURE PAGE TO FOLLOW]



                           SIGNATURES



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  July 2, 2004



                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         CL&P RECEIVABLES CORPORATION



                         By:  /s/ Randy Shoop
                              Randy A. Shoop
                              Treasurer